UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

UNITED INDUSTRIAL CORPORATION

(Name of Subject Company (Issuer))

Marco Acquisition Sub Inc.
and
Textron Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

910671106

(CUSIP Number of Class of Securities)

Terrence O’Donnell, Esq.

Executive Vice President and General Counsel

Textron Inc.

40 Westminster Street

Providence, RI 02903

(401) 421-2800

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Louis A. Goodman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, MA 02108

(617) 573-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$863,836,407	$26,519.78

*                    Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated on the offer to purchase all of the outstanding shares of common stock of United Industrial Corporation at a purchase price of $81.00 in cash per share and 9,898,102 shares issued and outstanding and outstanding options (vesting on or before February 7, 2008) with respect to 766,545 shares, in each case as of October 15, 2007.

**             The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00003070.

☐               Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒             third-party tender offer subject to Rule 14d-1.

☐               issuer tender offer subject to Rule 13e-4.

☐               going-private transaction subject to Rule 13e-3.

☐               amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP Number:
910671106

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Marco Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Textron Inc., a Delaware corporation (“Textron”), to purchase all outstanding shares of common stock (“UIC Common Stock”), par value $1.00 per share, of United Industrial Corporation, a Delaware corporation (“UIC”), at a price of $81.00 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 16, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Textron. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger dated as of October 7, 2007, by and among Purchaser, UIC and Textron, a copy of which is attached as Exhibit (d)(1) hereto is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1.                        Summary Term Sheet.

The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.                        Subject Company Information.

(a)   The name of the subject company is United Industrial Corporation (“UIC”). UIC’s principal executive offices are located at 124 Industry Lane, Hunt Valley, Maryland 21030, and its telephone number at such principal executive office is (410) 628-3500.

(b)   This Tender Offer Statement on Schedule TO relates to Purchaser’s offer to purchase all outstanding Shares. According to UIC, as of October 15, 2007 there were 9,898,102 shares of UIC Common Stock issued and outstanding, there were outstanding options to purchase an aggregate of 1,118,012 shares of UIC Common Stock and 3,058,356 shares of UIC Common Stock were issuable upon conversion of UIC’s outstanding 3.75% convertible senior notes due 2024.

(c)   The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.                        Identity and Background of Filing Person.

The information set forth in Section 9—“Certain Information Concerning Purchaser and Textron” of, and Schedule A to, the Offer to Purchase is incorporated herein by reference.

Item 4.                        Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.                        Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Sections 8, 9, 10 and 11—“Certain Information Concerning UIC,” “Certain Information Concerning Purchaser and Textron,” “Background of the Offer; Contacts with UIC” and “Purpose of the Offer and Plans for UIC; Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 6.                        Purposes of the Transaction and Plans or Proposals.

The information set forth in Sections 6, 7, 10, 11 and 14—“Price Range of Shares; Dividends,” “Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations,” “Background of the Offer; Contacts with UIC,” “Purpose of the Offer and Plans for UIC; Transaction Documents” and “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

Item 7.                        Source and Amount of Funds or Other Consideration.

The information set forth in Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.                        Interest in Securities of the Subject Company.

The information set forth in Sections 8, 9, 10 and 11—“Certain Information Concerning UIC,” “Certain Information Concerning Purchaser and Textron,” “Background of the Offer; Contacts with UIC” and “Purpose of the Offer and Plans for UIC; Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 9.                        Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in Sections 10, 11 and 16—“Background of the Offer; Contacts with UIC,” “Purpose of the Offer and Plans for UIC; Transaction Documents” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.                 Financial Statements.

Not applicable.

Item 11.                 Additional Information.

(a)(1)   The information set forth in Sections 9, 10, 11 and 13—“Certain Information Concerning Purchaser and Textron,” “Background of the Offer; Contacts with UIC,” “Purpose of the Offer and Plans for UIC; Transaction Documents” and “Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

(a)(2),(3)   The information set forth in Sections 11, 13 and 15—“Purpose of the Offer and Plans for UIC; Transaction Documents,” “Conditions of the Offer” and “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(4)   The information set forth in Section 7—“Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

(a)(5)   Not applicable.

Item 12.                 Exhibits.

(a)(1)(A)	Offer to Purchase, dated October 16, 2007
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)

Text of press release issued by Textron, dated October 8, 2007 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Textron and Purchaser with the Securities and Exchange Commission on October 9, 2007)

(a)(1)(G)

UIC Acquisition Presentation, dated October 8, 2007 (slides) (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Textron and Purchaser with the Securities and Exchange Commission on October 9, 2007)

(a)(1)(H)

UIC Acquisition Presentation (transcript), dated October 8, 2007 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Textron and Purchaser with the Securities and Exchange Commission on October 9, 2007)

(a)(1)(I)	Form of summary advertisement, published October 16, 2007

(b)(1)

5-Year Credit Agreement, dated as of March 28, 2005, among Textron, the Banks listed therein, JPMorgan Chase Bank, N.A., as Administrative Agent, and Citibank, N.A., as Syndication Agent (“5-Year Credit Agreement”) (incorporated by reference to Exhibit 10.1 to Textron’s Current Report on Form 8-K filed by Textron with the Securities and Exchange Commission on March 31, 2005)

(b)(2)

Amendment No. 1 to 5-Year Credit Agreement, dated as of April 21, 2006 (incorporated by reference to Exhibit 10.1 to Textron’s Current Report on Form 8-K filed by Textron with the Securities and Exchange Commission on April 25, 2006)

(b)(3)

Amendment No. 2 to 5-Year Credit Agreement, dated as of April 20, 2007 (incorporated by reference to Exhibit 10.1 to Textron’s Current Report on Form 8-K filed by Textron with the Securities and Exchange Commission on April 24, 2007)

(b)(4)

$750,000,000 Senior Unsecured Credit Facility Commitment Letter, dated October 12, 2007, among Citigroup Global Markets Inc., Banc of America Securities LLC, Bank of America, N.A., Golman Sachs Credit Partners L.P. and Textron

(d)(1)

Agreement and Plan of Merger dated as of October 7, 2007, by and among Purchaser, UIC and Textron (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Textron with the Securities and Exchange Commission on October 9, 2007)

(d)(2)	Tender and Support Agreement dated as of October 7, 2007, by and among Purchaser, Textron, Steel Partners II, L.P., Steel Partners, L.L.C., Warren G. Lichtenstein and Glen M. Kassan
(d)(3)	Confidentiality Letter Agreement dated July 10, 2007, between UIC and Textron
(d)(4)	Eagle Eye Care Teaming Agreement by and between Bell Helicopter Textron Inc., Lockheed Martin Corporation, AAI Corporation, and Textron Systems Corporation, entered into July 21, 2004
(g)	Not applicable
(h)	Not applicable

Item 13.                 Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEXTRON INC.
By:	/s/ TERRENCE O’DONNELL
	Name:	Terrence O’Donnell
	Title:	Executive Vice President and General Counsel
MARCO ACQUISITION SUB INC.
By:	/s/ JOHN R. CURRAN
	Name:	John R. Curran
	Title:	President

Dated: October 16, 2007

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 16, 2007
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)

Text of press release issued by Textron, dated October 8, 2007 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Textron and Purchaser with the Securities and Exchange Commission on October 9, 2007)

(a)(1)(G)

UIC Acquisition Presentation, dated October 8, 2007 (slides) (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Textron and Purchaser with the Securities and Exchange Commission on October 9, 2007)

(a)(1)(H)

UIC Acquisition Presentation (transcript), dated October 8, 2007 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Textron and Purchaser with the Securities and Exchange Commission on October 9, 2007)

(a)(1)(I)	Form of summary advertisement, published October 16, 2007
(b)(1)

5-Year Credit Agreement, dated as of March 28, 2005, among Textron, the Banks listed therein, JPMorgan Chase Bank, N.A., as Administrative Agent, and Citibank, N.A., as Syndication Agent (“5-Year Credit Agreement”) (incorporated by reference to Exhibit 10.1 to Textron’s Current Report on Form 8-K filed by Textron with the Securities and Exchange Commission on March 31, 2005)

(b)(2)

Amendment No. 1 to 5-Year Credit Agreement, dated as of April 21, 2006 (incorporated by reference to Exhibit 10.1 to Textron’s Current Report on Form 8-K filed by Textron with the Securities and Exchange Commission on April 25, 2006)

(b)(3)

Amendment No. 2 to 5-Year Credit Agreement, dated as of April 20, 2007 (incorporated by reference to Exhibit 10.1 to Textron’s Current Report on Form 8-K filed by Textron with the Securities and Exchange Commission on April 24, 2007)

(b)(4)

$750,000,000 Senior Unsecured Credit Facility Commitment Letter, dated October 12, 2007, among Citigroup Global Markets Inc., Banc of America Securities LLC, Bank of America, N.A., Golman Sachs Credit Partners L.P. and Textron

(d)(1)

Agreement and Plan of Merger dated as of October 7, 2007, by and among Purchaser, UIC and Textron (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Textron with the Securities and Exchange Commission on October 9, 2007)

(d)(2)	Tender and Support Agreement dated as of October 7, 2007, by and among Purchaser, Textron, Steel Partners II, L.P., Steel Partners, L.L.C., Warren G. Lichtenstein and Glen M. Kassan
(d)(3)	Confidentiality Letter Agreement dated July 10, 2007, between UIC and Textron
(d)(4)	Eagle Eye Care Teaming Agreement by and between Bell Helicopter Textron Inc., Lockheed Martin Corporation, AAI Corporation, and Textron Systems Corporation, entered into July 21, 2004
(g)	Not applicable
(h)	Not applicable